UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Hammonds Industries, Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)

                                    40859P102
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40859P102

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Adam Benowitz

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5.    SOLE VOTING POWER                                   0
SHARES
BENEFICIALLY       6.    SHARED VOTING POWER                         4,245,134
OWNED BY EACH
REPORTING          7.    SOLE DISPOSITIVE POWER                              0
PERSON WITH:
                   8.    SHARED DISPOSITIVE POWER                    4,245,134

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,245,134

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.9%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 40859P102

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF          5.    SOLE VOTING POWER                                   0
SHARES
BENEFICIALLY       6.    SHARED VOTING POWER                         4,245,134
OWNED BY EACH
REPORTING          7.    SOLE DISPOSITIVE POWER                              0
PERSON WITH:
                   8.    SHARED DISPOSITIVE POWER                    4,245,134

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,245,134

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.9%

12.   Type of Reporting Person (See Instructions)

      IA

CUSIP No. 40859P102

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Opportunity Master Fund, Ltd.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Cayman Islands

NUMBER OF          5.    SOLE VOTING POWER                                   0
SHARES
BENEFICIALLY       6.    SHARED VOTING POWER                         4,245,134
OWNED BY EACH
REPORTING          7.    SOLE DISPOSITIVE POWER                              0
PERSON WITH:
                   8.    SHARED DISPOSITIVE POWER                    4,245,134

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,245,134

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.9%

12.   Type of Reporting Person (See Instructions)

      CO

Item 1.

(a)   The name of the issuer is Hammonds Industries, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 601 Cien Street, Suite 235, Kemah, Texas 77565.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the managing member of the Investment Manager and a Director of the Fund (all of the foregoing, collectively, the "Reporting Persons"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)   The principal business office of the Fund is:

      c/o Citi Hedge Fund Services (Cayman) Limited
      P.O. Box 1748
      Cayman Corporate Centre
      27 Hospital Road, 5th Floor
      Grand Cayman KY1-1109
      Cayman Islands

      The principal business office of each of the Investment Manager and Mr. Benowitz is:

      20 West 55th Street, 5th Floor
      New York, New York 10019
      USA

(c) For citizenship information see Item 4 of the cover page of each Reporting Person.

(d) This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)   [ ]   Broker or dealer  registered  under section 15 of the Act (15 U.S.C.
            78o).
(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   [ ]   Insurance  company as defined  in  section  3(a)(19)  of the Act (15
            U.S.C. 78c).
(d)   [ ]   Investment  company  registered  under  section 8 of the  Investment
            Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)   [ ]   An  employee  benefit  plan or  endowment  fund in  accordance  with
            240.13d-1(b)(1)(ii)(F);
(g)   [ ]   A parent  holding  company  or  control  person in  accordance  with
            240.13d-1(b)(1)(ii)(G);
(h)   [ ]   A savings  associations  as defined in Section  3(b) of the  Federal
            Deposit Insurance Act (12 U.S.C. 1813);
(i)   [ ]   A church plan that is excluded from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);
(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of December 31, 2007 and is based on 42,605,400 shares of Common Stock issued and outstanding as of September 30, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB/A filed on November 19, 2007.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By: /s/ Adam Benowitz
                             --------------------------------------------------
                             Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund